Exhibit 99.2

Nano Dimension Reports 2020 Fourth Quarter and Full Year 2020 Financial Results

Conference call to be held today at 9:00 a.m. EDT

SUNRISE, Fla., March 11, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME) / PE (Printed Electronics) provider, today announced financial results for the fourth quarter and full year 2020.

Nano Dimension reported revenues of $1,971,000 for the fourth quarter of 2020, and $3,399,000 for the full year 2020. The company ended the fourth quarter of 2020 with $670,934,000 in cash and bank deposits, while total loss for the fourth quarter was $17,439,000.

“We ended 2020 with a strong balance sheet and $671 million in cash and bank deposits, thanks to the equity offerings we concluded during the year, and we have strengthened it even more to a balance of nearly $1.5 billion as of the end of February 2021,” said Yael Sandler, Chief Financial Officer of Nano Dimension. “We recognized revenues of $3.4 million, which is lower than last year due to the effect of the COVID-19 pandemic, but better than what we originally expected. We are focusing our efforts on fulfilling our growth plan, both internal through product development and R&D efforts, as well as through external M&A activities.”

Corporate Updates

●	During 2020, Nano Dimension raised a total gross proceeds of $710 million in public equity offerings.

●	The revenues for the year ended December 31, 2020 were affected by the repercussions of the COVID-19 pandemic. As a result of the COVID-19 pandemic’s global effects, many entities held off on capital expenses; thus, the Company witnessed a significant decrease in its revenues during 2020.

Fourth Quarter 2020 Financial Results

●	Total revenues for the fourth quarter of 2020 were $1,971,000, compared to $1,977,000 in the fourth quarter of 2019, and $438,000 in the third quarter of 2020. The changes are attributed to changes in sales of DragonFly LDM systems.

●	Research and development (R&D) expenses for the fourth quarter of 2020 were $3,725,000, compared to $1,525,000 in the fourth quarter of 2019, and $2,556,000 in the third quarter of 2020. The increase compared to the both the fourth quarter of 2019 and the third quarter of 2020 resulted primarily from an increase in payroll and related expenses, including share-based payment expenses, as well as an increase in materials expenses due to increased R&D efforts. The R&D expenses for the fourth quarter of 2020 are presented net of government grants in the amount of $6,000.

●	Sales and marketing expenses for the fourth quarter of 2020 were $2,373,000, compared to $1,381,000 in the fourth quarter of 2019, and $2,475,000 in the third quarter of 2020. The increase compared to the fourth quarter of 2019 was mainly attributed to an increase in payroll and related expenses.

●	General and administrative (G&A) expenses for the fourth quarter of 2020 were $3,539,000, compared to $881,000 in the fourth quarter of 2019, and $14,805,000 in the third quarter of 2020. The increase compared to the fourth quarter of 2019 is attributed to an increase in share-based payment expenses. The decrease compared to the third quarter of 2020 is attributed to a decrease in share-based payment expenses.

●	Finance expense, net, for the fourth quarter of 2020 was $8,908,000 compared to finance income, net, of $1,751,000 in the fourth quarter of 2019, and finance expense, net, of $824,000 in the third quarter of 2020. The increase in finance expense compared to both the fourth quarter of 2019 and the third quarter of 2020 is mainly as a result of finance expense of $9,035,000 that was recognized in the fourth quarter of 2020 due to changes in the fair value of financial liabilities in respect of warrants.

●	Net loss for the fourth quarter of 2020 was $17,439,000, or $0.20 per share, compared to $1,381,000, or $0.35 per share, in the fourth quarter of 2019 and $20,716,000, or $0.45 per share, in the third quarter of 2020.

Full Year 2020 Financial Results

●	Total revenues for the full year 2020 were $3,399,000, compared to $7,070,000 in 2019. The decrease is due to a decrease in sales due to the COVID-19 pandemic.

●	R&D expenses for 2020 were $9,878,000, compared to $8,082,000 in 2019. The increase resulted primarily from an increase in share-based payment expenses. The R&D expenses for 2020 are presented net of government grants in the amount of $21,000.

●	Sales and marketing expenses for 2020 were $6,597,000, compared to $5,469,000 in 2019. The increase resulted primarily from an increase in payroll and related expenses.

●	Finance expense, net for 2020 was $12,797,000, compared to finance income, net of $6,482,000 in 2019. The increase in finance expense is mainly as a result of finance expense of $12,825,000 that was recognized in 2020 due to changes in the fair value of financial liabilities in respect of warrants.

●	Net loss for the full year 2020 was $48,494,000, or $1.13 per share, compared to $8,353,000, or $2.38 per share, in 2019.

Balance Sheet Highlights

●	Cash and bank deposits totaled $670,934,000 as of December 31, 2020, compared to $3,894,000 on December 31, 2019. The increase compared to December 31, 2019, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares during 2020, less cash used in operations during the year ended December 31, 2020. In January and February 2021, Nano Dimension announced the closing of two public offerings of American Depositary Shares, with total gross proceeds of $833 million.

●	Shareholders’ equity totaled $667,116,000 as of December 31, 2020, compared to $11,602,000 as of December 31, 2019.

Conference call information

The company will host a conference call to discuss these financial results today, March 11, 2021, at 9:00 a.m. EDT (4:00 p.m. IST). Investors interested in participating are invited to register for the conference call here: https://dpregister.com/sreg/10152462/e2dd1ebc94. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-844-695-5517, International Dial-in Number: 1-412-902-6751. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its growth plan, product development and R&D efforts, as well as through and potential M&A activities. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:
Dave Gentry
RedChip Companies Inc.
Dave@redchip.com
407-491-4498 or 1-800-RED-CHIP (733-2447)

Consolidated Statements of Financial Position as at

	December 31,
	2019	2020
	Thousands USD	Thousands USD

Assets
Cash	3,894	585,338
Bank deposits	-	85,596
Restricted deposits	31	62
Trade receivables	1,816	713
Other receivables	570	1,126
Inventory	3,543	3,314
Total current assets	9,854	676,149

Restricted deposits	377	406
Property plant and equipment, net	4,743	5,092
Right of use assets	2,673	3,169
Intangible assets	5,211	4,440
Total non-current assets	13,004	13,107
Total assets	22,858	689,256

Liabilities
Trade payables	850	776
Other payables	3,575	5,910
Total current liabilities	4,425	6,686

Liability in respect of government grants	1,044	850
Lease liability	2,089	2,618
Liability in respect of warrants	3,698	11,986
Total non-current liabilities	6,831	15,454
Total liabilities	11,256	22,140

Equity
Share capital	6,441	257,225
Share premium and capital reserves	65,202	518,426
Treasury shares	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431
Accumulated loss	(59,963)	(108,457)
Total equity	11,602	667,116
Total liabilities and equity	22,858	689,256

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Three-Month Period Ended December 31,		For the Year Ended December 31,
	2019	2020	2019	2020
	Thousand USD	Thousand USD	Thousand USD	Thousand USD

Revenues	1,977	1,971	7,070	3,399

Cost of revenues	1,129	673	4,312	1,563

Cost of revenues - amortization of intangible	193	192	772	771

Total cost of revenues	1,322	865	5,084	2,334

Gross profit	655	1,106	1,986	1,065

Research and development expenses, net	1,525	3,725	8,082	9,878

Sales and marketing expenses	1,381	2,373	5,469	6,597

General and administrative expenses	881	3,539	3,270	20,287

Operating loss	(3,132)	(8,531)	(14,835)	(35,697)

Finance income	1,842	275	8,765	446

Finance expense	91	9,183	2,283	13,243

Total comprehensive loss	(1,381)	(17,439)	(8,353)	(48,494)

Basic loss per share (in USD) (after 1:50 reverse split effective June 29, 2020)	(0.35)	(0.20)	(2.38)	(1.13)

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